堅時律師事務所

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07025053

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Washington, DC

June 29, 2007

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated June 13, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Joyce Ip / Chun-Hui Lin

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on June 13, 2007:

1. Overseas Regulatory Announcement – Resolutions of Board Meetings, released on June 28, 2007.
2. Continuing Connected Transaction – Coal Procurement Service Agreement with Huadian Coal for 2007, released on June 28, 2007.

File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS OF BOARD MEETINGS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 18th meeting of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited * (the "Company") considered and passed the resolution for approving the Self-check Report and Amendments Plans on Special Corporate Governance Activities, details of which are available on the website of the Shanghai Stock Exchange (the "SSE") at http://www.sse.com.cn.

The 19th meeting of the 4th session of the Board of the Company considered and passed the resolution for approving amendments to the Information Disclosure Management System of the Company, details of which are available on the website of the SSE at http://www.sse.com.cn.

By order of the Board
Huadian Power International Corporation Limited *
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
28 June 2007

** for identification only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONTINUING CONNECTED TRANSACTION

COAL PROCUREMENT SERVICE AGREEMENT WITH HUADIAN COAL FOR 2007

On 28 June 2007, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC for a total service fee not exceeding RMB36 million for the year 2007. The Company has entered into a similar coal procurement service agreement with Huadian Coal last year.

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules. The transaction under the Agreement constitutes a continuing connected transaction of the Company. As the relevant "percentage ratios" represented by the total service fee payable by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

INTRODUCTION

On 28 June 2007, the Company and Huadian Coal entered into the Agreement, pursuant to which the Company has engaged Huadian Coal to provide management and co-ordination services in relation to coal procurement in the PRC. Under the Agreement, Huadian Coal agrees to assist the Company in negotiations of coal procurement contracts, inspection of coal received as well as arranging for railway and/or highway transportation of coal for the year 2007 according to the coal demand schedule of the Group and with the objective of ensuring sufficient quantity and high standard quality of coal being supplied to the Group.

The Company has entered into a similar coal procurement service agreement with Huadian Coal on 13 October 2006, details of which can be found in the announcement published by the Company on 16 October 2006.

HUADIAN COAL

Huadian Coal was established on 8 September 2005 as a limited liability company in Beijing City, the PRC, and is principally engaged in the processing, sale, storage and transportation of coal products, electricity generation and related business (including provision of services contemplated under the Agreement). Huadian Coal currently has a

registered capital of RMB1,560 million and is owned as to 51.28% by China Huadian, 20.19% by the Company and the remaining 28.53% by subsidiaries and associates of China Huadian other than the Company.

THE AGREEMENT:

1. Date: 28 June 2007

2. Parties:

(i) the Company; and

(ii) Huadian Coal.

3. Consideration and Payment Terms:

The total service fee payable by the Company to Huadian Coal under the Agreement for the year 2007 shall not be more than RMB36 million which shall be paid on or before 31 December 2007. Apart from the Agreement, the Company has not conducted any other business with Huadian Coal as at the date of this Announcement. Moreover, even though the services have been rendered by Huadian Coal since 1 January 2007, the Company has not paid any fees to Huadian Coal prior to the date of the Agreement pending the negotiation and finalisation of the terms (including the considerations) of the Agreement. The total fees incurred by the Company incurred under the Agreement for the period from 1 January 2007 to the date of this announcement were approximately RMB15 million.

The total service fee was determined after arms' length negotiation between the parties (negotiation took place since the end of 2006) by reference to the prevailing market rates for similar services and a combination of factors including the Company's expected demand for coal for the year 2007, the cost of human resources to be incurred by Huadian Coal and the Company's industry expertise and intelligence. The Directors, including the independent non-executive Directors, believe that the terms of the Agreement are no less favourable than terms which could be normally obtained from an independent third party service provider for similar services at similar scale of coal procurement.

4. Duration of the Services:

The duration of the services to be provided by Huadian Coal under the Agreement shall be from 1 January 2007 to 31 December 2007, representing a term of one year. The Company intends to annually review its requirements for the services and the scope and fees of the services to be provided by Huadian Coal in order to maximize the economic benefits to the Company and its shareholders as a whole.

The service fee is calculated as a commission based on the amount of coal procured by the Company and the annual cap of the transaction under the Agreement for the year 2007 is RMB36 million.

The Agreement is entered into after the commencement of provision of coal procurement services by Huadian Coal due to the reason that additional time was required for the negotiation and finalisation of the service scope and terms of the Agreement and the due satisfaction of the Company's internal approval process.

REASONS FOR THE TRANSACTION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

The Company is principally engaged in the construction and operation of power-plants and other businesses related to power generation. Taking advantage of the brand of China Huadian, Huadian Coal has built good relationship with the relevant authorities and local governments. Huadian Coal also maintains good relationship in cooperation with major State-owned coal mines and coal suppliers, which is essential to secure the coal supply for power plants and stabilize the coal price. In addition, the Company is expanding its operations beyond its traditional base in Shandong to Sichuan, Ningxia, Henan and Anhui. Huadian Coal's coal procurement network across the PRC can cope with the Company's increasing demand for coal and power generation in these fast developing provinces. The Company believes that engaging Huadian Coal to provide the services under the Agreement will enable the Group to focus on

the exploration of new coal resources and transportation networks and enter into medium to long term agreements with large mines, which in turn helps the Group to secure a stable coal supply at a favorable price. By leveraging on Huadian Coal's scale advantage, the Company can mobilise coal more efficiently across the regions.

The Company has entered into a similar coal procurement service agreement with Huadian Coal on 13 October 2006. The actual amount of fee paid by the Company under the previous agreement for the year 2006 was approximately RMB26 million and the annual cap of the transaction under the previous agreement for the year 2006 was also RMB26 million. Due to the expected expansion of operation of the Group, it is expected that the Group's power generation and demand for coal for the year 2007 will also increase. Consequently, the maximum total service fee payable by the Company to Huadian Coal under the Agreement represents an increase of RMB10 million as compared to the total service fee payable in the year 2006, despite the maximum service fee per tonne of coal procured remains unchanged for the years 2006 and 2007.

The Directors, including the independent non-executive Directors, believe that the transactions under the Agreement are on normal commercial terms, which are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

CONTINUING CONNECTED TRANSACTION

Huadian Coal is directly owned as to 51.28% by China Huadian, which is the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules. The transaction under the Agreement constitutes a continuing connected transaction of the Company. As the relevant "percentage ratios" represented by the total service fee payable by the Company under the Agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement of Chapter 14A of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"Agreement"	means the coal procurement service agreement dated 28 June 2007 entered into between the Company and Huadian Coal
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"China Huadian"	means 中國華電集團公司 China Huadian Corporation*, a wholly PRC State-owned enterprise, and the controlling shareholder of the Company
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange respectively
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Directors"	means the directors of the Company
"Group"	means the Company, its subsidiaries and associated companies
"Huadian Coal"	means 華電煤業集團有限公司 Huadian Coal Industry Group Company Limited*, a limited company established under the laws of the PRC

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"PRC"	means the People's Republic of China
"RMB"	means Renminbi, the lawful currency of the PRC

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Zhong Tonglin (Executive Director), Peng Xingyu (Non-executive Director), Chen Bin (Non-executive Director), Wang Yingli (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
28 June 2007

* *For identification only*

END